Exhibit 99.2

LUNA GOLD CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2007

INTRODUCTION

This first quarter 2007 Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the period ended March 31, 2007, the audited annual consolidated financial statements and the MD&A for the year ended December 31, 2006.  The information contained within this MD&A is current to May 28, 2007, and stated in US dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

This quarterly report contains certain forward-looking statements.  Much of the information included in this report includes or is based upon estimates, projections or other “forward looking statements”.  Such forward-looking statements include any projections or estimates made by management in connection with the Company’s business operations.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of the Company’s business, actual results will almost always vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other “forward looking statements” involve various risks and uncertainties as outlined below.  Management caution the reader that important factors in some cases have affected and in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other “forward looking statements.”

CORPORATE DEVELOPMENT AND STRATEGY

Overview

Luna Gold Corp. is a mineral exploration and development company engaged in the acquisition, exploration, and development of gold properties in Brazil and Nevada.

Acquisition of Aurizona Goldfields Corporation (“Aurizona”)

On January 31st, 2007, Luna Gold completed the acquisition of a 100% interest in Aurizona from Eldorado Gold Corporation (“Eldorado”) and Brascan Recursos Naturais SA along with Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as “Brascan”).  Aurizona holds a Brazilian operating company, Mineracao Aurizona S.A ("MASA"), which in turn holds the Aurizona gold project.  The project is an open pitable indicated resource of 500,000 oz at a grade of 1.27 g/t Au with a further 350,000 oz of inferred material at 1.27 g/t Au.  The above resource estimates are historical and do not conform to the standards of National Instrument 43-101; they may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The Company's qualified person ("QP") has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the Company's QP believes the historic estimate is relevant and offers a fair description of the Project's known mineralization.

Aurizona is not the only value Luna derives from the acquisition.  Strategically, Luna now has a foothold in an under-explored, gold-rich belt within a mining friendly jurisdiction.  The belt has other known gold resources, and if Luna is successful in developing the Aurizona Project , it could be the only active developer within it.  We believe this could give Luna an advantage over other mining companies when competing for gold assets in the belt.

Aurizona has been inactive for over a decade, and while the resource does have value, the full value will not be realized until development and extraction.  Luna is currently planning to develop and mine Aurizona and we believe the characteristics of the deposit are such that we anticipate low operating costs and modest capital costs.  For these reasons, plus the fact that it has been permitted in the past and there is good support for its development in the region, we will pursue development as soon as possible.

From an operating perspective, there are benefits to the location of Aurizona.  It is a five hour drive from the capital cities of Belem, in Para State, and Sao Luiz, in Maranhao State.  The entire road access to site is paved except for the last 16 km, and Aurizona is connected to the national power grid by low voltage powerlines.  There are federal and state income tax reduction benefits for industrial development, modernizations, and diversification of businesses in Brazil’s northeast.  There is also potential for government loans and loan guarantees from various development banks in the region.

Luna has acquired the expertise to develop mines in Brazil.  We hired a Chief Operating Officer (COO) who started with the company in June 2006, has over 30 years of operations and development experience and is intimately familiar with the Aurizona project.  In addition, he has close to 15 years of experience in Brazil, the last six years of which he held the position of Managing Director for Gencor Brazil.  He has been directly involved with a number of mine developments and operations in Brazil.

Luna will benefit from having a COO who knows Brazil, and is known in Brazil.  Since closing the Aurizona acquisition, he has been active in Brazil and has already hired an experienced project manager and skilled exploration geologist.

Nevada

Luna will still be maintaining its Nevada exploration business.  The company’s project generator has been exploring in Nevada for over 30 years and has an excellent understanding of Nevada geology and mineralization controls.  After identifying targets, the projects are presented to major and intermediate gold producers operating in Nevada seeking to finance further work via joint venture.  Luna is able to spend very little and maintain a minority interest in the project.  If the targets fail, the Company will lose less than if it had financed the project independently; if the targets hit, there is upside potential.  It is a lower risk strategy for operating in a very high risk business.  It allows us to find a niche in Nevada where Luna is complimenting the majors instead of competing against them.

RESULTS OF OPERATIONS

Three-month period ended March 31, 2007

Luna incurred a loss of $506,668 and a comprehensive loss of $532,464 for the three-month period ended March 31, 2007, resulting in a loss per share of $0.02.  The loss was mostly attributable to operating expenses of $420,440 and accretion of interest of $92,724.  Comprehensive income was greater than the loss for the period due to the inclusion of unrealized foreign currency translation losses of $25,796.

During the period, the Company incurred: $125,139 in exploration expenses, $64,252 in general and administrative expenses, $6,401 in management fees, $128,167 in professional fees, $47,345 in stock based compensation, $25,926 in travel expenses, $22,949 in wages and benefits, and accreted interest of $92,724.  The Company also earned $6,245 in interest income during the period.

For the quarter ended March 31, 2007, our loss increased over the previous year’s quarter by $381,629.  This increase is reflective of the Company’s increased operations as on January 31, 2007 Luna acquired a 100% interest in Aurizona Goldfields Corporation which owns a Brazilian subsidiary (MASA), whose main asset is the Aurizona gold project.

Exploration expenses increased by $82,266 due to the hiring of the Company’s Chief Operating Officer in May 2006 and due to our new operations in Brazil which include employees of our subsidiary MASA.  Exploration expenses also include our option payments on our Trout Creek and Stone Cabin projects.  General and administrative expenses consist of rent, filing fees, general office expenses and administrative services related to maintaining the Company’s exchange listing and complying with securities regulations.  The increase in general and administrative expenses was due to increased administrative services related to the Company’s acquisition of Aurizona and an increase in filing fees related to the completion of a C$3,812,923 private placement compared to the previous year.  Professional fees also increased substantially due to the additional work needed to complete the closing of the Aurizona acquisition, the private placement and our increased operations in Brazil.  Travel increased mostly due to increased travel to and from Brazil before and after the completion of the Aurizona acquisition.  Wages and benefits remained comparable between the current and previous periods as the CEO is the only employee, not related to exploration, and was employed in both periods.  The Company also recognized $47,345 in stock based compensation as our stock based accounting policy changed compared to the previous year.  For financial statement purposes, the Company was required to discount future payments related to the Aurizona acquisition and consequently recognized $92,724 in accreted interest during the period.

Three-month period ended March 31, 2006

Luna incurred a net loss of $125,039 for the three-month period ended March 31, 2006, resulting in a loss per share of $0.01.  The loss was attributable to operating expenses of $128,116 offset mostly by a foreign exchange gain of $2,839.

During the period, the Company incurred: $42,873 in exploration expenses, $33,865 in general and administrative expenses, $6,497 in management fees, $12,220 in professional fees, $9,421 in travel expenses and $22,999 in wages and benefits.

For the quarter ended March 31, 2006 our loss decreased compared to the previous year’s quarter as we discontinued our Chinese joint ventures, joint ventured our Red Rock property and exploration slowed on our Blue Mountain Project.  We incurred $42,873 in exploration fees which consisted mostly of the initial option payments, preliminary geological work on our Trout Creek and Stone Cabin project and generative exploration expenses of $24,814.  Professional fees relate to legal work involved in due diligence for potential projects and to meet our general regulatory requirements.  Wages and benefits were approximately the same amount in both periods as the Company only employed the Chief Executive Officer in both periods.  General and administrative, travel and management fees were approximately the same compared to the previous year.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended:

	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006
	$	$	$	$
Interest and other income	6,245	2,784	5,617	6,744
Net loss for the period	(506,668)	(424,347)	(269,534)	(226,398)
General and administration expenses	247,695	176,713	124,046	152,283
Exploration expenses	125,139	96,947	151,429	45,062
Net loss per share, basic and fully diluted	(0.02)	(0.01)	(0.01)	(0.01)

Quarters Ended:

	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005
	$	$	$	$
Interest and other income	238	1,478	3,993	1,513
Net loss for the period	(125,039)	(232,863)	(57,913)	(249,011)
General and administration expenses	85,002	148,002	94,966	136,720
Exploration expenses	42,873	84,387	(91,964)	133,517
Net loss per share, basic and fully diluted	(0.01)	(0.01)	(0.00)	(0.01)

The Company did not earn any revenue during any quarter aside from interest income.  Our loss was higher during the June 30, 2005 quarter as Luna was still active in China and conducted work on our Red Rock property and Blue Mountain Project.  Our losses decreased during the periods from September 30, 2005 to March 31, 2006 as we wound up our Chinese joint ventures, joint ventured our Red Rock property and exploration slowed on our Blue Mountain Project.  Our losses for the three months ended June 30, 2006 and September 30, 2006 again increased, relating to due diligence performed on the acquisition of Aurizona and other generative exploration.  Our losses for the fourth quarter of 2006 increased by $154,813 which was primarily due to the company writing-off amounts receivable held in China and recognizing stock-based compensation in the amounts of $31,010 and $128,713 respectively.  During the first quarter of 2007 our losses continued to increase as we commenced operations in Brazil and recognized $92,724 in accreted interest.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments as at March 31, 2007 were $89,009 and $1,257,073 respectively and at December 31, 2006 were $17,576 and $59,539 respectively.  Working capital (deficiency) as at March 31, 2007, and December 31, 2006, were respectively, ($907,229) and ($37,028).

On January 31, 2007 the Company completed the acquisition of all the shares of Aurizona from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as “Brascan”) and Eldorado Gold Corporation (“Eldorado”).  The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan in exchange for the shares of Aurizona.  The purchase price is as follows:

•

$500,000 (paid) to each party and issued Eldorado 3,000,000 common shares of the Company at a fair value of C$0.38 per share ($967,683);

•

Brascan receiving $670,000 on January 31, 2009;

•

$1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

•

$1,000,000 will be payable to each party on the first, second and third anniversary, contingent upon commencement of commercial production.

In addition the Company paid Brascan $401,693 for accrued operating expenses and fees relating to exploration rights.  The Company has also assumed a fine payable to the Brazilian to Departamento Nacional de Produção Mineral for past fees due relating to exploration rights.

To fund the payments due on closing of the Aurizona acquisition, the Company completed a concurrent 8,473,164 unit private placement at C$0.45 per unit for total proceeds of C$3,812,923.  Each unit consists of one common share and one half of one share purchase warrant.  Each whole warrant will entitle the holder to purchase an additional common share of the Company at a price of C$0.70 until July 31, 2008.

Working capital decreased between March 31, 2007 and December 31, 2006 as the Company partially financed the acquisition of Aurizona through a series of staged payments, of which, $2,000,000 are due within one year.

The Company has entered into a five year lease with respect to office space it shares with several other companies.  Arrangement has been made for Pathway Capital Ltd. (Pathway), a company with a common director, to facilitate payments under the lease.  The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis.  The total balance of the obligation is C$116,557.

Our capital resources have been and are limited.  The Company currently does not, and will not, generate revenue from business operations in the foreseeable future, and to date have relied on the sale of equity and related party loans for cash required for our operations.  The Company will need to obtain significant additional capital to meet its future obligations to Eldorado and Brascan for the purchase of Aurizona.  There can be no assurances that we can obtain additional financing on terms reasonably acceptable to us or at all.  The lack of capital may force us to curtail our operating activities and potential investment activities.

TRANSACTIONS WITH RELATED PARTIES

In addition to related party transactions disclosed elsewhere in this MD&A:

The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, CAD $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total management fees paid or accrued to Pathway during the three-months ended March 31, 2007 and 2006 were as follows:

2007 2006	$6,402 $6,497

In addition, Pathway collects rent and charges the Company for administrative services as follows:

2007 2006	$48,833 $19,465

CRITICAL ACCOUNTING POLICIES

The details of the Company’s accounting policies are presented in Notes 2 and 3 of the consolidated financial statements for the period ended March 31, 2007.  The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have  a bearing on its financial results:

Changes in Generally Accepted Accounting Principles

Effective January 1, 2007 the Company has changed from generally accepted accounting principles of the United States to Canadian generally accepted accounting principles.

This change in accounting principles required the Company to restate the comparative figures presented in these consolidated financial statements.  The following is a summary of the accounts which have been affected as a result of the restatement for the change in accounting policy as at December 31, 2006:

Deficit, end of year – as previously reported	$(8,272,785)
Restatement for change in accounting principles	(216,726)
Deficit, end of year – as restated	$(8,489,511)

Contributed surplus, end of year – as previously reported	$787,081
Restatement for change in accounting principles – stock based compensation	216,726
Contributed surplus, end of year – as restated	$1,003,807

Financial Instruments – Recognition and Measurement

Section 3855 “Financial Instruments – Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.  All financial assets, with the exception of those classified as held to maturity, and derivative financial instruments must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; if not, they are measured at cost.  It also specifies when gains and losses, as a result of changes in fair value, are to be recognized in the income statement.  The Company has determined that no adjustments are currently required for the adoption of this new standard.

Comprehensive Income

Section 1530 “Comprehensive Income” requires that a company present comprehensive income and its components in a financial statement with the same prominence as other financial statements.  Comprehensive income is the change in the net assets of a company during a period and resulting transactions and other events and circumstances from non-owner sources.  The adjustments required as a result of adopting this standard are described in Note 11.

Resource Property Costs

All exploration expenditures and property maintenance costs are expensed as incurred.  Significant property acquisition payments for active exploration properties are capitalized.  If no economically feasible ore body is discovered, previously capitalized costs are expensed in the period that the property is abandoned.  Capitalized costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

The recoverability of the amounts capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to farm out its resource properties, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

The Company assesses its capitalized resource property costs on a regular basis.  A property is written-down or written-off when the Company determines that no further work is warranted.  The Company will also reduce its capitalized resource property costs if no active exploration has been conducted on the property for a period of three or more years.

Stock-Based Compensation

The Company applies the fair value method of accounting for stock options.  The fair value of the options will be determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option.  Cash consideration received from employees on exercise of options is credited to capital stock along with the original grant date fair value of the options exercised.  The Company expenses the fair value of stock options granted over the vesting period with the corresponding credit to contributed surplus.

Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has evaluated the design of the Company’s internal controls over financial reporting during the period covered by this Management Discussion and Analysis, and has determined that the internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

Management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures during the period covered by this Management Discussion and Analysis and has concluded that they provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported with appropriate timescales.

OTHER MD&A REQUIREMENTS

Outstanding share data:

	Number of Shares	Value
Balance as of May 28, 2007	36,055,864	C$26,320,780

Summary of stock options outstanding:

Number of Options	Option Price for Common Share	Expiry Date
625,000	$0.25	September 22, 2008
300,000	$0.30	June 7, 2009
225,000	$0.30	June 30, 2009
50,000	$0.23	April 8, 2010
95,000	C$0.22	February 2, 2011
1,425,000	C$0.30	May 15, 2011
150,000	C$0.45	August 24, 2011
320,000	C$0.50	March 14, 2012
200,000	C$0.59	April 13, 2012
10,000	C$0.68	April 16, 2012

Summary of warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
4,236,582	C$0.70	July 31, 2008
275,080	C$0.45	July 31, 2008

On January 18, 2007, 7,567,835 warrants expired.  Each warrant was convertible into one common share and was exercisable at $0.50.

Exploration costs by property for the period ended March 31, 2007:

Aurizona Project	Red Rock (1)	Trout Creek Project	Stone Cabin Project	Anchor Project	Eureka Project
$101,037	--	$10,749	$11,726	--	--

(1) Property exploration costs are paid by Centerra (U.S.) Inc. as per terms of the joint venture agreement.

Other exploration costs not associated with any particular property or “generative exploration” totalled $1,627.

ON BEHALF OF THE BOARD OF DIRECTORS

“Tim Searcy”	Vancouver, British Columbia
Tim Searcy, Director